ARKEMA RECEIVED

2007 JUN 27 A 5:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June , 26th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07024770

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

PROCESSED
JUN 29 2007
THOMSON FINANCIAL

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : " Proposed recentering of CECA's Specialty Surfactant business "

- Press release : " Proposed future of Arkema Vlissingen site (Netherlands) "

ARKEMA

Press release
Communiqué de presse

Colombes, June 25th 2007

Proposed recentering of CECA's Specialty Surfactant business

The senior management of CECA, Arkema's Specialty Chemicals business unit, presented a plan to recenter its specialty surfactant business to the Central Works Council on June 14th 2007. This project includes in particular the acquisition of Akzo Nobel's anticaking additives and the divestment of its commodity primary amine activity.

The project firstly entails the purchase of Akzo Nobel's production and marketing operations for anticaking agents used in fertilizer manufacture. This acquisition would allow CECA to boost its presence in this sector of activity, with a greater access to the growing markets of Eastern Europe.

As part of the project, CECA also plans to dispose of its commodity primary amines activity to Akzo Nobel. This divestment would entail a reorganization of the Feuchy site (France / Pas-de-Calais), CECA's main surfactant production facility, with the loss of 22 jobs.

CECA is committed to making no employee redundant by offering to redeploy, on the Feuchy site, everyone whose job would be affected.

The project confirms CECA's determination to remain a leading player in specialty surfactants, in order to serve its customers even better with a broader range of anticaking agents, while strengthening its positions in developing markets.

The implementation of the project is subject to the legal information and consultation process involving the trade unions.

CECA, an Arkema Group subsidiary, is a world player in Specialty Chemicals. CECA constantly strives to improve its customers' performance by creating and developing adsorbents, chemical intermediates, and additives. CECA operates an extensive network of industrial facilities in Europe, together with two research centres (GRL and CRRA) dedicated to customer innovation.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieved sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS CONTACTS:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

Press release
Communiqué de presse

Colombes, June 22nd 2007

Proposed future of Arkema Vlissingen site (Netherlands)

The management of the Vlissingen site have presented a plan for the site's future to the Company Works Council in order to restore the competitiveness of this facility which is part of Functional Additives business unit. The Company Works Council will give its advice on July 11.

The proposed future of the Vlissingen site would be centered primarily on the closure of a manufacture line of tin derivatives for agrochemicals, an activity which has been generating losses for a number of years as a result of steadily falling demand, increasingly stringent regulations and rising main raw material cost.

This plan would entail an overall reorganization of the site, and would result in the loss of 57 jobs from the current headcount of 154. A redundancy plan will be negotiated locally with the trade unions.

Arkema's Vlissingen industrial site manufactures additives for PVC processing: impact modifiers to impart superior mechanical strength, process aids to facilitate converting, in particular extrusion, and heat stabilizers to improve thermal stability. The site also manufactures a range of innovative additives for the glass coating sector (sheet glass and bottles).

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS RELATIONS:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END